Filed by Pan American Silver Corp. pursuant to Rule 425 under the Securities Act of 1933
Commission file number: 000-13727
Subject Company: Aquiline Resources Inc.
Commission file number:  N/A

Pan American Silver Corp. to Launch Friendly Offer
for Aquiline Resources Inc.

Pan American will add world class silver development project to its portfolio

Aquiline shareholders receive 37% premium

(Note: All currency figures are in CDN$, unless otherwise indicated)

Vancouver, British Columbia – October 14, 2009 – Pan American Silver Corp. (“Pan American”) (TSX:PAA; NASDAQ:PAAS) and Aquiline Resources Inc. (“Aquiline”) (TSX:AQI) are pleased to announce that they have signed a support agreement (the “Support Agreement”) pursuant to which Pan American will make a formal take-over bid to acquire all of the issued and outstanding shares of Aquiline (the “Share Offer”).  Contemporaneously with the Share Offer, Pan American also proposes to make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture (together, the “Convertible Security Offers”). The transaction value implied by all of the offers is approximately $626 million.

The Share Offer will be made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share.  Each of these warrants will entitle the holder to acquire one Pan American common share at a price of $35.00 per Pan American common share for a period of five years after the date on which Pan American first pays for Aquiline common shares tendered to the Share Offer (the “Five Year Pan American Warrant”). The consideration offered pursuant to the Convertible Security Offers will consist of replacement Pan American securities, exercisable to acquire Pan American common shares, with similar terms to the respective Aquiline securities, subject to an adjustment based on a 0.2495 exchange ratio.

Based on the closing price of Pan American common shares on the TSX on October 13th, 2009 (and assuming a value of $0.81 for each 0.1 of a Five Year Pan American Warrant), the implied value of the Share Offer is $7.47 per Aquiline common share, which represents a premium of approximately 36.6% over the closing price of Aquiline common shares on the TSX on the same date, and a 62.0% premium to Aquiline’s 10-day volume weighted average price. Aquiline shareholders will own approximately 19% of the enlarged Pan American.

The Board of Directors of Aquiline, after receiving the recommendation of a special committee of independent directors, has unanimously determined (i) that the Share Offer is fair to Aquiline’s shareholders and is in the best interest of Aquiline, and (ii) to recommend that Aquiline shareholders tender their common shares to the Share Offer. BMO Capital Markets, financial advisor to Aquiline, has delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. Cormark Securities Inc. has also delivered a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer. The offers are conditional on the directors and senior officers of Aquiline entering into lock-up agreements with Pan American and agreeing to tender all of their Aquiline shares in support of the Share Offer. The Support Agreement and the transactions contemplated therein arose as a result of a review of strategic alternatives undertaken by Aquiline.

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147
www.panamericansilver.com

Highlights of the Transaction

The acquisition will add a world-class silver development project to Pan American’s portfolio, while providing Aquiline shareholders with both a substantial premium on their shares and the opportunity to participate in Pan American’s prospects for near- and long-term growth. The addition of Navidad and Aquiline’s other projects would increase Pan American’s estimated measured and indicated silver resources (inclusive of proven and probable reserves) to approximately 945 million ounces.  Estimated inferred silver resources would increase to approximately 233 million ounces.  In addition, the combined companies would boast approximately 1.9 million ounces of gold in estimated measured and indicated resources (inclusive of proven and probable reserves), while estimated inferred gold resources would increase to approximately 817 thousand ounces.

“We believe the acquisition of Aquiline provides a perfect match with Pan American’s core strength as a developer and operator of primary silver mines.  The Navidad project is one of the world’s largest undeveloped silver deposits and we will bring all the skills, technology and experience we have gained commissioning or expanding five new mines in the last six years to its development and operation.  This is a true value creation story for both Aquiline and Pan American shareholders.  With both the Navidad and La Preciosa development projects in our portfolio, Pan American is well on its way to producing 40 million ounces of silver annually,” said Geoffrey Burns, President and Chief Executive Officer of Pan American.

Mr. Burns continued, “We have an excellent track record of working with both the government and local communities in Argentina. Our successful development of Manantial Espejo resulted in us being recognized as the 2009 Mining Company of the Year in Argentina. That award was a testament to the dedication and professionalism of our Argentinean operating group.  We are looking forward to working productively and proactively with the provincial government in Chubut and local communities that surround Navidad and are committed to developing Navidad into a flagship silver mine which both Pan American and the people of Argentina can be proud of.  Pan American is confident that it can demonstrate to all interested parties in the provinces of Chubut and Rio Negro the benefits of responsible mining."

Marc Henderson, Director and Chief Executive Officer of Aquiline, said, “We are impressed with Pan American’s track record of bringing projects into production, and in particular its strength in government and community relations in Argentina. Pan American already owns and operates eight mines in the Americas, and by adding Navidad, Pico Machay, and Calcatreu into its portfolio, Aquiline will diversify and mitigate its risk profile as well as gain immediate access to Pan American’s financial strength and proven development team. This is a win-win transaction and the full Board of Aquiline and I believe that tendering into Pan American’s offer is in the best interests of our shareholders, through both the attractive up-front premium and the opportunity to participate in the tremendous upside we see as the development of Navidad unfolds in an enlarged Pan American.”

Under the terms of the Support Agreement, Aquiline is subject to certain customary non-solicitation covenants, including the obligation to pay Pan American a non-completion fee of $18 million under certain circumstances. In addition, Aquiline has provided Pan American with certain other customary rights including a five business day right to match a proposal deemed superior by the Aquiline Board of Directors. Under certain other circumstances, where the Support Agreement is terminated, Aquiline is obligated to reimburse Pan American’s reasonable expenses up to a maximum of $3 million.

The Share Offer and each of the Convertible Securities Offers are conditional upon a minimum of 66 2/3% of the outstanding Aquiline shares on a diluted basis being tendered to the Share Offer.  The Share Offer is not contingent on a successful take-up under any of the Convertible Securities Offers.

Pan American expects to launch the formal take-over bids as soon as practicable. Detailed terms and conditions of the Share Offer and the Convertible Securities Offers will be set out in the formal offer and bid circular to be mailed to Aquiline security holders. The transaction is subject to stock exchange approvals, the receipt of certain confirmations under Argentinean anti-trust laws, and other customary closing conditions. Pan American shareholders will not be required to vote on the transaction.

Advisors and Counsel

Pan American’s financial advisor is Goldman, Sachs & Co., and its legal counsel is Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP.  Brons & Salas Abogados is legal counsel to Pan American with regard to Argentinean law matters. Aquiline’s financial advisor is BMO Capital Markets and its legal advisor is Fogler, Rubinoff LLP. Davis Graham & Stubbs LLP is legal counsel to Aquiline with regard to US law matters.  Cárdenas, Di Ció, Romero, Tarsitano & Lucero is legal counsel to Aquiline with regard to Argentinean law matters.  Aquiline’s Special Committee is receiving financial advice from BMO Capital Markets and legal advice from Fasken Martineau DuMoulin LLP. Cormark Securities provided a fairness opinion to the Board of Directors of Aquiline in connection with the Share Offer.

Conference Call

Pan American and Aquiline will host a joint conference call and webcast on https://www.livemeeting.com/cc/vcc/join?id=w5354588&role=attend&pw=A535458 on October 14, 2009 at 10:00am ET (7:00am PT) to discuss this announcement.  The conference call can be accessed by dialing 1-800-820-0231 (US and Canada) or 1-416-640-5926 (International), and then the access code 5354588.  A live webcast of the conference and the presentation can be accessed on Pan American’s website at www.panamericansilver.com.

About Pan American

Pan American Silver Corp.’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves. Pan American has eight operating mines in Mexico, Peru, Argentina and Bolivia.

About Aquiline

Aquiline Resources Inc. is an exploration and development company advancing one of the world’s largest undeveloped silver deposits (Navidad), as well as a gold/silver deposit (Calcatreu), both of which are situated in southern Argentina, as well as a gold deposit in Peru (Pico Machay).

Additional Information Regarding Mineral Reserves and Resources

Attached as Appendix “A” to this news release are the mineral reserve and resource estimates for Pan American as at December 31, 2008.  Michael Steinmann, P.Geo. Executive Vice President, Geology and Exploration of Pan American and Martin Wafforn, P. Eng., Vice President, Technical Services of Pan American are the “qualified persons” within the meaning of National Instrument 43-101 – Standards of

Disclosure for Mineral Projects (“NI 43-101”) who supervised the preparation of the scientific and technical information of Pan American included in this press release.  Incremental additions to Pan American’s mineral resources expected to result from a successful acquisition of Aquiline by Pan American are based solely on scientific and technical information provided by Aquiline and neither Pan American nor Messrs. Steinmann or Wafforn accept any responsibility in respect of technical information of Aquiline contained in this press release.  For more information on Pan American’s projects, readers should refer to the Pan American’s Annual Information Form for the year ended December 31, 2008, dated March 31, 2009 and the technical reports referenced therein and Pan American’s Annual Report for the year ended December 31, 2008, each of which is available on SEDAR at www.sedar.com.

Attached as Appendix “B” to this news release are the mineral resource estimates for Aquiline as at June 2009.  Peter Myers, B.E. (Min)(Hons), MAusIMM, of Snowden Mining Industry Consultants (“Snowden”), Pamela De Mark, BSc (App Geo), MAusIMM. of Snowden and John A. Wells, BSc (Hons), MBA, MCIMM, FSAIMM, Independent Metallurgical Consultant are the independent “qualified persons” within the meaning of NI 43-101 who supervised the preparation of the scientific and technical information of Aquiline’s Navidad project included in this press release.  Doug Roy, M.A.Sc., P.Eng., an Associate Mining Engineer with Caracle Creek International Consulting Inc. is the independent “qualified person” within the meaning of NI 43-101 who supervised the preparation of the scientific and technical information of Aquiline’s Pico Machay project included in this press release. Eugene Puritch, P.Eng., of P&E Mining Consultants Inc. and B. Terrence Hennessey, P.Geo. of Micon International Limited are the independent “qualified persons” within the meaning of NI 43-101 who supervised the preparation of the scientific and technical information of Aquiline’s Calcatreu project included in this news release.

For more information on Aquiline’s projects, readers should refer to Aquiline’s Annual Information Form for the year ended December 31, 2008 and dated March 30, 2009 and the technical reports referenced therein, the technical report entitled “Aquiline Resources Inc.: Navidad Project, Calcatreu Province, Argentina” dated May 2009, as amended June 2009, the press release of Aquiline dated October 13, 2009, and Aquiline’s Annual Report (amended) for the year ended December 31, 2008, each of which is available on SEDAR at www.sedar.com.

Mineral resources that are not mineral reserves have no demonstrated economic viability.  The preliminary economic assessment of the Navidad project is preliminary in nature and includes “inferred mineral resources” that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment at the Loma de La Plata deposit comprising part of the Navidad project will ever be realized.

Cautionary Note Regarding Mineral Reserve Estimates

Pan American and Aquiline are required to describe mineral resources associated with their properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resource are recognized by Canadian regulations but are not recognized by the United States Securities Exchange Commission (the "SEC").  The definitions of proven and probable mineral reserves used in National Instrument 43-101 Standards of Disclosure for Mineral Projects adopted by Canadian Securities Administrators ("NI 43-101") differ from the definitions in the SEC Industry Guide 7.  In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and mineral reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

Accordingly, information contained in this release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Additional Information About The Transaction And Where To Find It

In connection with the proposed transaction, Pan American will file relevant materials with the SEC, including one or more registration statements that contain a prospectus.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed by Pan American with the SEC, as well as any amendments or supplements to these documents because they will contain important information.  Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by Pan American may be obtained free of charge by directing such request to: Kingsdale Shareholder Services (“Kingsdale”) at 1-888-518-6824 or from Pan American's website at www.panamericansilver.com.  Such documents are not currently available.  Investors and security holders are urged to read the prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction.  Security holders who have questions about the Transaction can also contact Kingsdale. Kingsdale has been retained by Pan American to act as Information Agent for the Transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements and information in this news release constitute “forward looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward looking information” within the meaning of applicable Canadian provincial securities laws relating to Pan American, Aquiline and their respective operations. All statements, other than statements of historical fact, are forward looking statements. When used in this news release, the words “will”, “believe”, “estimate”, “expect”, “goal”, “implied”, “may”, and other similar words and expressions, identify forward-looking statements or information. These forward looking statements or information relate to, among other things: the satisfaction or waiver of the conditions precedent of the Support Agreement, the directors and senior officers of Aquiline entering into lock-up agreements with Pan American, the timing of the expected launch of the formal take-over bids, the timing and prospects for security holder acceptance of the offers and the implementation thereof, the accuracy of mineral reserve and resource estimates, the accuracy of estimated future production and goals, timing of development and production, estimated production rates for silver and other payable metals produced by Pan American, value creation and growth for Pan American and Aquiline’s shareholders, the effects of laws, regulations and government policies affecting Pan American’s and Aquiline’s operations including but not limited to construction and development of the Navidad project, growth opportunities of Pan American, the price of silver and other metals, the sufficiency of Pan American’s current working capital or its ability to raise necessary funds and Pan American plans and expectations for its properties and operations, and the accuracy of estimated mineral resources if the acquisition is completed.  These statements reflect the current views of Pan American and Aquiline, respectively, with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by each of Pan American and Aquiline, respectively, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained in this news release and both Pan American and Aquiline, respectively, has made assumptions based on or related to many of these factors. Such factors include without limitation: the fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Argentine peso, Peruvian sol, Mexican peso and Bolivian boliviano versus the U.S. dollar); risks related to the technological and operational nature of Pan American and Aquiline’s businesses, respectively; changes in national and local government, permitting, legislation, taxation, controls or regulations and political or economic developments in Canada, the United States, Argentina, Mexico, Peru, Bolivia or other countries where Pan American and Aquiline may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities that may be presented to, or pursued by Pan American or Aquiline; Pan American’s ability to complete and successfully integrate acquisitions; challenges to Pan American’s or Aquiline’s title to properties; litigation; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; discrepancies between actual and estimated production, price volatility, increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the caption “risks related to Pan American’s business” in Pan American’s most recent Form 40-F and annual information form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities and those factors identified under the caption “description of business - risk factors” in Aquiline’s annual information form filed with certain Canadian provincial securities regulatory authorities and elsewhere in Aquiline documents filed from time to time with applicable regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements. Although Pan American and Aquiline, respectively, have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Pan American and Aquiline do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Appendix “A”
Pan American Mineral Reserves and Resources
As at December 31, 2008

		Ore	Grade					Contained
Mine	Classification	(mm tonnes)	Ag (g/t)	Au (g/t)	Pb %	Zn %	Cu %	Ag (mm oz)	Au (mm oz)	Pb (mm lbs)	Zn (mm lbs)	Cu (mm lbs)
Huaron	Proven & Probable	10.1	191	-	1.6	3.1	0.3	62	-	358	700	72
	Measured & Indicated	2.1	162	-	2.4	4.0	0.5	11	-	357	811	180
	Inferred	5.3	178	-	1.4	2.7	0.3	30	-	167	315	30
Morococha	Proven & Probable	6.6	165	-	1.4	4.0	0.4	35	-	212	579	55
	Measured & Indicated	2.6	184	-	1.5	3.0	0.4	16	-	87	176	22
	Inferred	7.9	160	-	1.3	3.5	0.4	41	-	220	610	63
La Colorada	Proven & Probable	1.3	436	0.8	0.7	1.3	-	18	0.033	20	37	-
	Measured & Indicated	1.2	308	0.3	1.1	1.8	-	12	0.012	30	48	-
	Inferred	1.9	329	0.4	0.8	1.3	-	21	0.024	32	57	-
Quiruvilca	Proven & Probable	0.6	184	0.4	2.3	5.9	0.6	3	0.007	29	74	8
	Measured & Indicated	3.8	144	0.6	1.0	2.8	1.6	17	0.068	80	234	135
	Inferred	1.2	120	0.6	0.9	1.9	0.5	5	0.024	22	48	14
Silver Stockpiles	Proven & Probable	0.2	311	-	-	-	-	2	-	-	-	-
	Measured & Indicated	-	-	-	-	-	-	-	-	-	-	-
	Inferred	-	-	-	-	-	-	-	-	-	-	-
Alamo Dorado	Proven & Probable	10.7	99	0.3	-	-	-	34	0.108	-	-	-
	Measured & Indicated	3.4	70	0.4	-	-	-	8	0.044	-	-	-
	Inferred	2.2	64	0.3	-	-	-	5	0.024	-	-	-
Manantial Espejo	Proven & Probable	6.4	185	2.7	-	-	-	38	0.552	-	-	-
	Measured & Indicated	3.9	100	1.0	-	-	-	13	0.129	-	-	-
	Inferred	2.1	115	1.0	-	-	-	8	0.069	-	-	-
San Vicente	Proven & Probable	2.3	410	-	-	3.7	-	31	-	-	187	-
	Measured & Indicated	0.9	197	-	-	3.0	-	6	-	-	62	-
	Inferred	0.4	334	-	-	2.6	-	4	-	-	21	-
Total	Proven & Probable	38.2	182	0.6	0.7	1.9	0.2	224	0.701	619	1,577	135
	Measured & Indicated	18.0	143	0.4	0.8	1.8	0.5	82	0.253	555	1,331	337
	Inferred	21.0	166	0.2	1.0	2.3	0.2	112	0.141	442	1,053	107

Note: Pan American Silver Corp. reserves and resources as of 31-Dec-2008, as per Pan American’s 2008 Annual Information Form dated 31-Mar-2009 and the technical reports referenced therein.

Appendix “B”
Aquiline Mineral Resources
As at October 13, 2009

		Ore	Grade				Contained
Deposit / Zone	Classification	(mm tonnes)	Ag (g/t)	Au (g/t)	Pb %	Cu %	Ag (mm oz)	Au (mm oz)	Pb (mm lbs)	Cu (mm lbs)
Calcite Hill NW	Measured & Indicated	14.8	78	-	0.6	-	37	-	194	-
	Inferred	14.6	52	-	0.8	-	24	-	265	-
Calcite Hill	Measured & Indicated	17.5	100	-	0.6	-	56	-	212	-
	Inferred	4.9	96	-	0.4	-	15	-	39	-
Navidad Hill	Measured & Indicated	14.0	101	-	0.4	-	45	-	114	-
	Inferred	1.8	70	-	0.4	-	4	-	16	-
Connector Zone	Measured & Indicated	8.2	91	-	0.4	-	24	-	74	-
	Inferred	9.9	74	-	0.5	-	24	-	107	-
Galena Hill	Measured & Indicated	51.7	124	-	1.9	-	206	-	2,158	-
	Inferred	1.7	80	-	1.4	-	4	-	50	-
Barite Hill	Measured & Indicated	7.7	153	-	0.3	-	38	-	48	-
	Inferred	0.9	81	-	0.7	-	2	-	13	-
Loma de la Plata	Measured & Indicated	29.1	169	-	0.1	0.1	158	-	58	33
	Inferred	1.3	76	-	0.2	0.1	3	-	6	1
Valle Esperanza	Measured & Indicated	12.2	172	-	0.2	-	68	-	56	-
	Inferred	10.8	123	-	0.4	-	43	-	84	-
Total Navidad (1)	Measured & Indicated	155.2	127	-	0.9	0.0	632	-	2,914	33
	Inferred	45.9	81	-	0.6	0.0	119	-	580	1

Calcatreu (2)	Measured & Indicated	8.0	26	2.6	-	-	7	0.676	-	-
	Inferred	3.4	17	2.1	-	-	2	0.226	-	-

Pico Machay (3)	Measured & Indicated	10.6	-	0.8	-	-	-	0.270	-	-
	Inferred	23.9	-	0.6	-	-	-	0.450	-	-

Total Aquiline	Measured & Indicated	173.8	114	0.2	0.8	0.0	639	0.946	2,914	33
	Inferred	73.2	52	0.3	0.4	0.0	121	0.676	580	1

(1) Navidad based on June 2009 NI 43-101 Technical Report prepared by Snowden.
(2) Calcatreu NI 43-101 resources based on results of 22-Apr-2008 Mineral Resource Update prepared by Snowden.
(3) Pico Machay resources presented on a 100% basis as per 13-Oct-2009 Aquiline press release.